Filed by Engility Holdings, Inc. and New East Holdings, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to

Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Engility Holdings, Inc., New East Holdings, Inc. and TASC Parent Corporation

Registration No. 333-200384

The following is an excerpt from a lender presentation hosted by Engility Holdings, Inc. in connection with the financing related to the proposed Merger.

Q4 Adj. EBITDA Reconciliation

Engility TASC Synergies PF Engility

Q3 2014 LTM Compliance Adj. EBITDA $ 154.1 $ 96.0 $ 20.0 $ 270.1

Q4 2014 LTM Reconciliation:

Drawdown—Afghan/Iraq/Field Support (6.3) —— (6.3)

LOTS—Army INSCOM—Final payment of outstanding subcontractor cost (3.7) —— (3.7)

Lockheed Contract—Decreased services as work transitions to NEXGEN contract (0.3) —— (0.3)

2013 restructuring and contract write-ups — (1.5) — (1.5)

Decreased sales volume — (2.5) — (2.5)

Other (2.0) (1.4) — (3.4)

Q4 2014 LTM Compliance Adj. EBITDA $ 141.8 $ 90.6 $ 20.0 $ 252.4

Note: Numbers may differ from Company’s public filings.

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Disclaimer

ENGILITY
Your Mission. Our Commitment.

This confidential information ("Information") is based on information provided by Engility, Inc. ("EGL" or the "Company") and TASC, Inc. ("TASC" or the "Target"). Information is being furnished on a confidential basis solely for use by the recipient in making its own evaluation of EGL and TASC and each company's business, assets, financial condition and prospects.

This Information does not purport to contain all of the information that may be required or desired by a recipient to evaluate EGL and TASC. In all cases, interested parties should conduct their own independent investigation and analysis of EGL and its business, assets, financial condition and prospects. By accepting this Information, the recipient agrees (in addition to any obligations it may have under any confidentiality agreement) that neither it nor its agents, representatives, directors, officers, affiliates or employees will copy, reproduce or distribute to others this Information, in whole or in part, at any time without the prior written consent of EGL or TASC and that it will keep permanently confidential all information contained herein not already in the public domain. The recipient should become familiar with this and other obligations to which the recipient is subject pursuant to any confidentiality agreement. Upon request, the recipient will promptly return all material received from EGL and TASC (including this Information) without retaining any copies thereof.

The financial projections and other estimates contained herein are forward-looking statements with respect to the anticipated performance of EGL and TASC and each company's respective affiliates. Such financial projections and estimates reflect various assumptions of management of EGL and TASC concerning the future performance of EGL and TASC and are subject to significant business, financial, economic, operating, competitive and other risks and uncertainties and contingencies (many of which are difficult to predict and beyond the control of EGL and TASC) that could cause actual results to differ materially from the statements included herein. In addition, such financial projections and estimates were not prepared with a view to public disclosure or compliance with published guidelines of the U.S. Securities and Exchange Commission, the guidelines established by the American Institute of Certified Public Accountants or U.S. generally accepted accounting principles. Accordingly, although EGL and TASC's management believes the financial projections and estimates contained herein represent a reasonable estimate of EGL and TASC's projected financial condition and results of operations, there can be no assurance as to the reliability or correctness of such financial projections and estimates, nor should any assurances be inferred, and actual results may vary materially from those projected.

Neither Engility nor TASC nor any of each company's respective affiliates, representatives or advisors assumes any responsibility for, and makes no representation or warranty (express or implied) as to, the reasonableness, completeness, accuracy or reliability of the financial projections, estimates and other information contained herein, which speak only as of the date identified on cover page of this presentation. EGL and TASC and each company's respective affiliates, representatives and advisors expressly disclaim any and all liability based, in whole or in part, on such information, errors therein or omissions therefrom. Neither EGL nor TASC nor any of each company's respective affiliates, representatives or advisors intends to update or otherwise revise the financial projections, estimates and other information contained herein to reflect circumstances existing after the date identified on the cover page of this presentation to reflect the occurrence of future events even if any or all of the assumptions, judgments and estimates on which the information contained herein is based are shown to be in error.

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Additional Information for Stockholders

ENGILITY
Your Mission. Our Commitment.

ADDITIONAL INFORMATION FOR STOCKHOLDERS

In connection with the proposed merger, Engility Holdings, Inc. ("Engility") and New East Holdings, Inc., a wholly owned subsidiary of Engility ("New Engility"), have filed with the SEC a registration statement on Form S-4 which includes a preliminary joint proxy/consent solicitation statement of Engility and TASC Parent Corporation ("TASC") and a preliminary prospectus of New Engility, as well as other relevant documents concerning the proposed transaction. The registration statement has not yet become effective. Engility will mail the definitive joint proxy/consent solicitation statement/prospectus to the Engility and TASC stockholders. STOCKHOLDERS OF ENGILITY AND TASC ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE JOINT PROXY/CONSENT SOLICITATION STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the definitive joint proxy/consent solicitation statement/prospectus (when available) and other filings containing information about Engility at the SEC's website at www.sec.gov. The definitive joint proxy/consent solicitation statement/prospectus (when available) and the other filings may also be obtained free of charge at Engility's website at www.Engilitycorp.com under the tab "Investor Relations," and then under the heading "SEC Filings."

Engility and certain of its directors and executive officers, under the SEC's rules, may be deemed to be participants in the solicitation of proxies of Engility stockholders in connection with the proposed merger. Information about the directors and executive officers of Engility and their ownership of Engility common stock is set forth in the proxy statement for Engility's 2014 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 11, 2014.

Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the definitive joint proxy/consent solicitation statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraphs.

NO OFFERS OR SOLICITATIONS

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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